SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of October, 2008

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1	Safe Harbour Statement
2	Director/PDMR Shareholding
3	Annual Report and Accounts
4	Total Voting Rights
5	Annual Information Update
6	Transaction in Own Shares
7	Total Voting Rights
8	Interim Management Statement
9	2007 US Dollars Re-Statement
10	Result of AGM
11	Holding(s) in Company
12	Capital Reorganisation
13	Total Voting Rights
14	Site visit
15	Transaction in Own Shares
16	Disposal
17	Acquisition
18	Total Voting Rights
19	Holding(s) in Company
20	Treasury Stock
21	Total Voting Rights
22	Holding(s) in Company
23	Site Visit
24	Director/PDMR Shareholding
25	Transaction in Own Shares
26	Director/PDMR Shareholding
27	Total Voting Rights

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(8 Reports)

Report 1

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.        Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(iii)

………………………………

3. Name of person discharging managerial responsibilities/ director

James Nicol

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – James Nicol

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

129,684

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01473%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,225,336

0.25276%

………………………………

16. Date issuer informed of transaction

17 March 2008

……………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Report 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.     Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(iii)

………………………………

3. Name of person discharging managerial responsibilities/ director

John Zimmerman

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – John Zimmerman

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

43,960

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00499%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

272,360

0.03094%

………………………………

16. Date issuer informed of transaction

17 March 2008

………………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Report 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.     Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(i)

………………………………

3. Name of person discharging managerial responsibilities/ director

Richard Bell

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – Richard Bell

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

47,935

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00544%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

536,790

0.06097%

………………………………

16. Date issuer informed of transaction

17 March 2008

………………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Report 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.     Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(i)

………………………………

3. Name of person discharging managerial responsibilities/ director

Denise Burton

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – Denise Burton

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Denise Burton

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

1,392

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00016%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

68,381

0.00777%

………………………………

16. Date issuer informed of transaction

17 March 2008

………………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.     Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(i)

………………………………

3. Name of person discharging managerial responsibilities/ director

David J. Carroll

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – David J. Carroll

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

37,561

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00427%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

282,716

0.03211%

………………………………

16. Date issuer informed of transaction

17 March 2008

………………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.     Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(i)

………………………………

3. Name of person discharging managerial responsibilities/ director

Terry O’Halloran

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – Terry O’Halloran

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O’Halloran

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

21,150

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00240%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

358,574

0.04073%

………………………………

16. Date issuer informed of transaction

17 March 2008

………………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Report 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.     Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(i)

………………………………

3. Name of person discharging managerial responsibilities/ director

George Stephen Pappayliou

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – George Stephen Pappayliou

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

27,225

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00309%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

230,165

0.02614%

………………………………

16. Date issuer informed of transaction

17 March 2008

………………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Report 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.     Name of the issuer

Tomkins plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i ) and (ii)

(i)

………………………………

3. Name of person discharging managerial responsibilities/ director

Mildred P. Woryk

………………………………

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

Not applicable

………………………………

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest – Mildred P. Woryk

………………………………

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mildred P. Woryk

………………………………

8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant’s bonus earned for the fourth quarter of the 2007 calendar year to purchase shares which form the award.

……………………………

9. Number of shares, debentures or financial instruments relating to shares acquired

13,246

………………………………

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00150%

………………………………

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

………………………………

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

………………………………

13. Price per share or value of transaction

153.4158p

………………………………

14. Date and place of transaction

17 March 2008, London, UK

………………………………

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

35,105

0.00399%

………………………………

16. Date issuer informed of transaction

17 March 2008

………………………………

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of shares or debentures involved (class and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of shares or debentures over which options held following notification

………………………………

23. Any additional information

None

………………………………

24. Name of contact and telephone number for queries

Denise Burton (Company Secretary) +44 (0)20 8871 4544

………………………………

Name and signature of duly authorised officer of issuer responsible for making notification

Denise Burton (Company Secretary)

………………………………

Date of notification

18 March 2008

………………………………

Exhibit 3

Tomkins plc

27 March 2008

Annual Report and Annual General Meeting

Tomkins plc (the “Company”) announces that two copies of each of the following documents have been submitted to the UK Listing Authority:

2007 Annual Report; Circular to Shareholders containing the Notice of Annual General Meeting to be held on 1 May 2008; form of proxy (ordinary shareholders); and 2008 Annual General Meeting shareholder question form. Copies of the above documents will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone No. +44 (0)20 7066 1000.

At the Annual General Meeting due to be held on 1 May 2008, it is proposed that the Company adopts new Articles of Association and redenominates its share capital. A summary of the proposed changes to the Articles of Association and further details about the redenomination are set out in the Circular to Shareholders containing the Notice of Annual General Meeting which will shortly be available for download, together with the 2007 Annual Report, from the Company’s website at www.tomkins.co.uk.

Enquiries:

Denise Burton
Company Secretary
Tomkins plc
East Putney House
84 Upper Richmond Road
London SW15 2ST

Telephone +44 (0)20 8871 4544

END

Exhibit 4

31 March 2008

Tomkins plc – Voting Rights and Capital

In conformity with the FSA’s Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc’s capital consists of 884,106,772 Ordinary shares with voting rights. The Company holds 3,683,495 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 880,423,277.

The above figure (880,423,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA’s Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 5

                                                Tomkins plc (the "Company")

                     Annual Information Update for the 12 months up to 16 April 2008

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein.  The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1.                   Regulatory announcements

The following UK regulatory announcements have been made by the Company via a
Regulatory Information Service during the previous 12 months.  Copies of these announcements can be viewed at the London Stock Exchange's website at http://
www.londonstockexchange.com/en-gb/pricesnews/marketnews/  under code TOMK and at the Company's website at http://www.tomkins.co.uk/tomk/media/rns/

Date of Publication          Regulatory Headline
31/03/2008                   Total Voting Rights
27/03/2008                   Annual Report and Accounts
18/03/2008                   Director/PDMR Shareholding
17/03/2008                   Transaction in Own Shares
03/03/2008                   Acquisition
21/02/2008                   Final Results - Part 2
21/02/2008                   Final Results - Part 1
31/01/2008                   Total Voting Rights
31/01/2008                   Transaction in Own Shares
31/12/2007                   Total Voting Rights
27/12/2007                   Holding(s) in Company
24/12/2007                   Director/PDMR Shareholding
20/12/2007                   Director/PDMR Shareholding
17/12/2007                   Director/PDMR Shareholding
14/12/2007                   Director/PDMR Shareholding
14/12/2007                   Transaction in Own Shares
07/12/2007                   Transaction in Own Shares
03/12/2007                   Blocklisting Interim Review
03/12/2007                   Director/PDMR Shareholding
30/11/2007                   Total Voting Rights
29/11/2007                   Directorate Change
26/11/2007                   Disposal
20/11/2007                   Director/PDMR Shareholding
20/11/2007                   Holding(s) in Company
19/11/2007                   Director/PDMR Shareholding
19/11/2007                   Director/PDMR Shareholding
16/11/2007                   Holding(s) in Company
16/11/2007                   Holding(s) in Company
07/11/2007                   3rd Quarter Results
02/11/2007                   Transaction in Own Shares
02/11/2007                   Holding(s) in Company
31/10/2007                   Total Voting Rights
12/10/2007                   Transaction in Own Shares
11/10/2007                   Holding(s) in Company
05/10/2007                   Transaction in Own Shares
04/10/2007                   Holding(s) in Company
01/10/2007                   Directorate Change
28/09/2007                   Total Voting Rights
28/09/2007                   Director/PDMR Shareholding
25/09/2007                   Transaction in Own Shares
24/09/2007                   Holding(s) in Company
24/09/2007                   Holding(s) in Company
21/09/2007                   Transaction in Own Shares
20/09/2007                   Holding(s) in Company
18/09/2007                   Transaction in Own Shares
04/09/2007                   Site Visit
24/08/2007                   Director/PDMR Shareholding
23/08/2007                   Director/PDMR Shareholding
17/08/2007                   Director/PDMR Shareholding
13/08/2007                   Director/PDMR Shareholding
07/08/2007                   Director/PDMR Shareholding
03/08/2007                   Interim Results
31/07/2007                   Total Voting Rights
31/07/2007                   Transaction in Own Shares
06/07/2007                   Directorate Change
03/07/2007                   Transaction in Own Shares
02/07/2007                   Disposal
29/06/2007                   Total Voting Rights
29/06/2007                   Director/PDMR Shareholding
29/06/2007                   Transaction in Own Shares
25/06/2007                   Director/PDMR Shareholding
20/06/2007                   Director/PDMR Shareholding
20/06/2007                   Director/PDMR Shareholding
19/06/2007                   Transaction in Own Shares
14/06/2007                   Directorate Change
13/06/2007                   Result of AGM
31/05/2007                   Total Voting Rights
21/05/2007                   Transaction in Own Shares
21/05/2007                   Redemption Notice
17/05/2007                   Transaction in Own Shares
11/05/2007                   Block Listing
03/05/2007                   1st Quarter Results
30/04/2007                   Total Voting Rights
23/04/2007                   Holding(s) in Company

2.     Documents filed with the Registrar of Companies

The following documents have been filed by the Company with the Registrar of
Companies at Companies House during the previous 12 months.  Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ
email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at http://
www.direct.companieshouse.gov.uk

Date of Filing              Document Type   Brief Description
02/01/2008                  363a            Annual Return made up to 1 November 2006
06/12/2007                  288a            Director Appointed
06/12/2007                  288b            Director Resigned
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  122             Conversion of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
06/12/2007                  88(2)           Allotment of Shares
27/11/2007                  288b            Director Resigned
27/11/2007                  288b            Director Resigned
26/11/2007                  353             Location of Register of Members
09/10/2007                  288b            Director Resigned
03/10/2007                  288a            Director Appointed
18/09/2007                  288a            Director Appointed
17/09/2007                  288a            Director Appointed
17/09/2007                  288a            Director Appointed
27/07/2007                  Accounts        Group Accounts made up to 31 December 2005
24/07/2007                  Resolutions     Resolutions passed at AGM

3.      Documents filed with the Financial Services Authority

The following documents have been filed by the Company with the Financial
Services Authority during the previous 12 months.  These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North
Colonnade, Canary Wharf, London E14 5HS.  Copies of these documents are also available on request from the Company's registered office at East Putney House,
84 Upper Richmond Road, London, SW15 2ST.

Date of Publication                             Document
27/03/2008                                      Annual report for the year ended 29 December 2007

13/06/2007                                      Result of AGM

4.      Documents filed with the U.S. Securities and Exchange Commission

The following documents have been filed by the Company with the U.S. Securities and Exchange Commission during the previous 12 months. These documents can be viewed at the U.S. Securities Exchange Commission's website at http://
www.sec.gov/edgar/searchedgar/companysearch.html under ticker symbol TKS.

Date of Filing         Document Type       Brief Description
25/03/2008             6-K                 Batched UK Regulatory Announcements
19/03/2008             6-K                 Final 2007 Results
18/03/2008             6-K                 Director/PDMR Shareholding
17/12/2007             6-K                 Director/PDMR Shareholding
03/12/2007             6-K                 Director/PDMR Shareholding
23/11/2007             6-K                 Director/PDMR Shareholding
09/10/2007             6-K                 Director/PDMR Shareholding
15/08/2007             6-K                 Batched UK Regulatory Announcements
10/08/2007             6-K                 Director/PDMR Shareholding
03/07/2007             6-K                 Director/PDMR Shareholding
26/06/2007             6-K                 Director/PDMR Shareholding
20/06/2007             6-K                 Director/PDMR Shareholding
17/05/2007             20-F                Annual Report made up to 30 December 2006
03/05/2007             6-K                 Q1 2007 Results
03/05/2007             6-K                 Batched UK Regulatory Announcements

A copy of this annual information update is available on request from the
Company's registered office at:

East Putney House
84 Upper Richmond Road
London
SW15 2ST

For further information, please contact Denise Burton, Company Secretary.
Telephone no. +44 (0)20 8871 4544

Exhibit 6

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 17 and 18 April 2008,  movements were registered in its Treasury Shares account, resulting in the transfers for nil consideration of 577,786 of its own ordinary shares to group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The
Company was informed of the registration of the transfers on 21 April 2008.

Following the transfer, the Company holds 3,105,709 shares in Treasury and has
881,001,063 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

Exhibit 7

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the
"Company") notifies the market of the following:

Tomkins plc's capital consists of 884,106,772 Ordinary shares with voting rights. The Company holds 3,105,709 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,001,063.

The above figure (881,001,063) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's
Disclosure and Transparency Rules.

D P Burton

Company Secretary

Tomkins plc

Tel. +44 (0)20 8871 4544

 Exhibit 8

Interim Management Statement

Tomkins, the global engineering and manufacturing group, sets out below its
Interim Management Statement in relation to trading to date for the 2008 financial year.

The Company's Annual General Meeting will be held today at 11.00 a.m. at the
Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P
3EE.

James Nicol, Chief Executive Officer, commented:

"Tomkins' performance to date has been resilient. Our managers continue to take steps to mitigate the continuing US headwinds and to offset the impact of rising commodity prices through global sourcing, lean initiatives and price increases to our customers. Our businesses have continued to grow in emerging markets and we have seen strong demand in the global industrial sector. Good progress has been made in our stated Group priorities, including the three-year performance improvement programme, and we have made two bolt-on acquisitions and a joint venture in high-growth markets since the beginning of the year."

Performance year to date

Industrial & Automotive ("I&A")

I&A performed in line with expectations during the early months of the year. The business generated good growth in the global industrial and agricultural businesses. I&A's performance in the oil and gas markets was bolstered at the beginning of March by the acquisition of A.E. Hydraulic (Pte) Ltd., a provider of hydraulic and industrial hose solutions and services for the oil exploration industry in Asia. Latin America, India and China continue to contribute to the overall performance of the I&A business. Stackpole, now a part of the Gates business, formed a joint venture with Halla Group of Korea, which will enable it to enter the attractive Asian markets with a local partner and grow the business through their combined expertise. The positive momentum in emerging markets is offsetting weaker demand from North American automotive equipment manufacturers.
The Schrader Electronics business announced a contract to supply breakthrough technology for fuel level sensors to BMW Motorcycles.

Building Products ("BP")

Air Systems Components ("ASC") saw a steady performance in the North American non-residential construction market. ASC continues to make good progress with its expansion plans in India and announced the acquisition of a controlling stake in Rolastar, a duct profile manufacturer. BP saw a number of contract wins, including two awards for infrastructure projects in Australia and the
Middle East. BP's residential businesses continue to be impacted by the declining US residential housing market and management is taking the required actions to mitigate the impact on performance.

Financial position (unaudited)

There has been no material change in the financial position of the Group during the period. As at 29 March 2008, the Group's net assets were $2,335.4 million
(29 December 2007: $2,254.8 million) and its net debt was $682.6 million (29
December 2007: $591.5 million).

Change of reporting currency

As indicated in the 2007 Preliminary Results Announcement, the Group's reporting currency was changed from Sterling to the US Dollar with effect from the beginning of 2008. The Group's primary financial statements and business segment information for 2007, originally reported in Sterling, have been translated into
US Dollars and are provided in a separate press release published today.

Outlook for 2008

The majority of the end markets the Group sells into remain reasonably robust, with particular strength in the global industrial and agricultural markets.
However, since the date of our results some of the Group's end markets have weakened further. North American automotive production is now expected to be at
14.1 million units for 2008 compared to the original outlook of 14.4 million units.
The US residential housing market continues to soften and US housing starts are now expected to be at around 0.9 million units for 2008, compared to the original outlook of just over 1.0 million units. Our internal action plans are progressing well and accordingly the Group's outlook for 2008 remains in line with the outlook communicated in the 2007 Preliminary Results Announcement.

Notes to editors

Tomkins is a global engineering and manufacturing group with market and technical leadership across two business groups: Industrial & Automotive and
Building Products. Tomkins plc's ordinary shares are listed on the London Stock
Exchange under the symbol TOMK and also trade in ADR form on the New York Stock
Exchange under the symbol TKS.

Enquiries

Investors:                                                       Media:
Nina Delangle / Valerie Pariente                     Rollo Head / Robin Walker
Tomkins Corporate Communications             Finsbury
Tel +44 (0) 20 8877 4544                            Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                         rollo.head@finsbury.com

Cautionary statement regarding forward-looking statements

Forward-looking statements are identified by the words "expect", "believe",
"intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions.  Under the safe harbour provisions of the US Private Securities
Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement
(in relation to the outlook for 2008), are subject to risks and uncertainties that may cause actual results to differ materially from those predicted.
Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission.  The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit 9

TOMKINS PLC
CHANGE OF PRESENTATION CURRENCY
2007 COMPARATIVES RE-PRESENTED IN US DOLLARS

INTRODUCTION

We indicated in our 2007 Preliminary Results Announcement that the Group's presentation currency would change from Sterling to the US dollar with effect from the beginning of 2008. We are now pleased to provide investors with the
Group's primary financial statements and business segment information for 2007 re-presented in US dollars.

BACKGROUND

Over recent years, the focus of the Group's acquisition activity has been overseas and there has been a reduction in the relative importance of its UK operations. The Group's principal operations are based in the US and the majority of the Group's profit is generated in US dollars. Against this background, the directors consider that the functional currency of Tomkins plc changed from Sterling to the US dollar at the beginning of 2008.

Consistent with the change in the Company's functional currency, the Group changed its presentation currency from Sterling to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 have been re-presented in US dollars.

The change of the Group's presentation currency and that of the Company's functional currency were accounted for in accordance with IAS21 "The Effects of
Changes in Foreign Exchange Rates".

On the change of the Group's presentation currency, comparative figures for 2007 previously reported in Sterling were translated into US dollars as follows:

a)  income and expenses were translated at the average exchange rate for the relevant period;

b)  assets and liabilities were translated at the closing exchange rate on the relevant balance sheet date; and

c)  equity items were translated at historical exchange rates.

The exchange rates used were as follows:
                                                  6 months                Year
                                                     ended               ended
                                                   30 June         29 December
                                                      2007                2007
                                                    = US$               =US$
--------------------------------------------------------------------------------
Average rate                                   1.97                2.00
Closing rate                                    2.01                1.99
--------------------------------------------------------------------------------

The change of the Company's functional currency was accounted for from the beginning of 2008. Assets, liabilities and equity items previously reported in
Sterling as at 29 December 2007 were translated into US dollars at the closing exchange rate on that date of =US$1.99.

All resulting exchange differences were recognised directly in equity.

Enquiries

Investors:                                                         Media:
Nina Delangle / Valerie Pariente                       Rollo Head / Robin Walker
Tomkins Corporate Communications               Finsbury
Tel +44 (0) 20 8877 5153                              Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                            rollo.head@finsbury.com

CONSOLIDATED INCOME STATEMENTS
                                                                                     6 months               Year
                                                                                        ended              ended
                                                                                      30 June    29 December
                                                                                          2007                 2007
                                                                                 US$ million        US$ million
--------------------------------------------------------------------------------
Continuing operations
Sales                                                                                 2,967.9            5,886.1
Cost of sales                                                                  (2,159.1)          (4,284.6)
--------------------------------------------------------------------------------
Gross profit                                                                           808.8          1,601.5
Distribution costs                                                                  (290.3)         (578.4)
Administrative expenses                                                       (255.2)          (501.4)
                                                                                    -------------------------
Restructuring costs                                                                   (3.2)           (27.6)
Gain on disposals and on the exit of businesses                         64.3             91.4
                                                                                     -------------------------
Restructuring initiatives                                                             61.1             63.8
Share of profit of associates                                                       0.6               0.8
--------------------------------------------------------------------------------
Operating profit                                                                     325.0           586.3
--------------------------------------------------------------------------------
Analysis of operating profit:
- Adjusted operating profit                                                     267.8          529.7
- Restructuring initiatives                                                           61.1           63.8
- Amortisation of intangible assets arising on acquisition             (3.9)           (7.2)
--------------------------------------------------------------------------------
                                                                                              325.0         586.3
=======================================================
                                                                                    -------------------------
Interest payable                                                                     (73.0)        (142.1)
Investment income                                                                  41.6             86.8
Other finance expense                                                                 -              (5.6)
                                                                                 -------------------------
Net finance costs                                                                  (31.4)          (60.9)
--------------------------------------------------------------------------------
Profit before tax                                                                   293.6          525.4
Income tax expense                                                              (91.9)        (139.9)
--------------------------------------------------------------------------------
Profit for the period from continuing operations                     201.7          385.5

Discontinued operations
Loss for the period from discontinued operations                  (66.7)          (66.7)
--------------------------------------------------------------------------------
Profit for the period                                                             135.0           318.8
Minority interests                                                                 (12.0)          (25.0)
--------------------------------------------------------------------------------
Profit for the period attributable to equity shareholders         123.0           293.8
====================================================

Earnings per share
Basic
Continuing operations                                                      22.04 c          41.42 c
Discontinued operations                                                   (7.75)c          (7.66)c
--------------------------------------------------------------------------------
Total operations                                                              14.29 c          33.76 c
=====================================================

Diluted
Continuing operations                                                    21.58 c         40.91 c
Discontinued operations                                                 (7.54)c         (7.54)c
--------------------------------------------------------------------------------
Total operations                                                             14.04 c         33.37 c
=====================================================

CONSOLIDATED CASH FLOW STATEMENTS
                                                                                          6 months                Year
                                                                                             ended               ended
                                                                                          30 June    29 December
                                                                                                2007               2007
                                                                                      US$ million      US$ million
-------------------------------------------------------------------------------------
Operating activities
Cash generated from operations                                              243.2              638.7
Income taxes paid                                                                   (51.7)            (110.4)
Income taxes received                                                              13.0                24.2
-------------------------------------------------------------------------------------
Net cash inflow from operating activities                                  204.5              552.5
------------------------------------------------------------------------------------

Investing activities
Purchase of property, plant and equipment                            (103.5)            (231.3)
Purchase of intangible assets                                                     (3.9)                (5.2)
Capitalisation of development costs                                               -                 (0.4)
Disposal of property, plant and equipment                                11.0                39.6
Purchase of available-for-sale investments                                      -                (0.2)
Sale of available-for-sale investments                                             -                 0.6
Purchase of interests in associates                                                  -                (3.8)
Purchase of subsidiaries, net of cash acquired                            (2.8)            (17.0)
Sale of businesses and subsidiaries, net of cash
disposed                                                                                 173.4            216.3
Interest received                                                                         7.7              12.2
Dividends received from associates                                             1.0                1.4
-----------------------------------------------------------------------------------
Net cash inflow from investing activities                                     82.9              12.2
-----------------------------------------------------------------------------------

Financing activities
Issue of ordinary shares                                                              2.4                2.4
Redemption of convertible cumulative preference
shares                                                                                           -               (1.2)
Draw-down of bank and other loans                                          4.9                8.4
Repayment of bank and other loans                                      (191.7)          (289.9)
Capital element of finance lease rental payments                       (2.2)              (3.2)
Interest element of finance lease rental payments                       (1.2)             (1.4)
(Increase)/ decrease in collateralised cash                                (0.2)               2.4
Purchase of own shares                                                          (4.1)               (6.9)
Interest paid                                                                         (36.1)             (64.8)
Equity dividend paid                                                           (150.3)           (247.3)
Preference dividend paid                                                        (2.0)               (2.0)
Investment by a minority shareholder in a subsidiary                 3.7                 3.8
Dividend paid to a minority shareholder in a subsidiary            (9.9)             (14.4)
--------------------------------------------------------------------------------
Net cash outflow from financing activities                             (386.7)         (614.1)
======================================================

Net decrease in cash and cash equivalents                             (99.3)            (49.4)
Cash and cash equivalents at the beginning of the period        326.4            326.4
Foreign currency translation                                                      6.3                3.2
----------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                 233.4           280.2
======================================================

ANALYSIS OF NET DEBT
                                                                                             As at                 As at
                                                                                          30 June    29 December
                                                                                             2007                 2007
                                                                                    US$ million       US$ million
------------------------------------------------------------------------------------
Cash and cash equivalents                                                    308.0               295.9
Bank overdrafts                                                                    (74.6)              (15.7)
------------------------------------------------------------------------------------
                                                                                            233.4             280.2
Collateralised cash                                                                    8.4                 5.8
Bank and other loans                                                           (940.0)          (860.3)
Obligations under finance leases                                             (10.2)              (9.6)
Derivatives hedging translational exposures                              (1.4)              (7.6)
----------------------------------------------------------------------------------
Net debt excluding preference shares                                   (709.8)         (591.5)
Preference shares                                                                  (21.5)                 -
----------------------------------------------------------------------------------
Net debt including preference shares                                    (731.3)        (591.5)
=======================================================

CONSOLIDATED BALANCE SHEETS
                                                                                               As at                 As at
                                                                                           30 June      29 December
                                                                                               2007                 2007
                                                                                     US$ million        US$ million
--------------------------------------------------------------------------------------
Non-current assets
Goodwill                                                                               645.7                660.0
Other intangible assets                                                             95.7                  93.1
Property, plant and equipment                                            1,357.7             1,414.4
Investments in associates                                                         12.0                  17.7
Trade and other receivables                                                     26.7                 24.9
Deferred tax assets                                                                  62.0                 47.4
Post-employment benefit surpluses                                             5.4                  7.2
-----------------------------------------------------------------------------------
                                                                                         2,205.2            2,264.7
-----------------------------------------------------------------------------------
Current assets
Inventories                                                                           775.5                799.8
Trade and other receivables                                               1,051.0               989.1
Income tax recoverable                                                          25.3                 29.5
Available-for-sale investments                                                  3.8                   3.0
Cash and cash equivalents                                                    308.0               295.9
-----------------------------------------------------------------------------------
                                                                                        2,163.6            2,117.3
-----------------------------------------------------------------------------------
Assets held for sale                                                             154.1                 90.9
-----------------------------------------------------------------------------------
Total assets                                                                      4,522.9            4,472.9
----------------------------------------------------------------------------------
Current liabilities
Bank overdrafts                                                                  (74.6)               (15.7)
Bank and other loans                                                           (73.6)              (39.8)
Obligations under finance leases                                            (2.0)                 (1.8)
Trade and other payables                                                  (738.4)             (738.7)
Income tax liabilities                                                            (29.9)               (28.7)
Provisions                                                                           (49.4)              (50.2)
Convertible cumulative preference shares                             (21.5)                    -
----------------------------------------------------------------------------------
                                                                                         (989.4)            (874.9)
----------------------------------------------------------------------------------
Non-current liabilities
Bank and other loans                                                        (866.4)             (820.5)
Obligations under finance leases                                            (8.2)                 (7.8)
Trade and other payables                                                    (36.1)               (43.2)
Post-employment benefit obligations                                  (391.8)             (306.5)
Deferred tax liabilities                                                          (31.1)               (42.2)
Income tax liabilities                                                            (71.4)               (67.6)
Provisions                                                                          (29.5)                (27.3)
-----------------------------------------------------------------------------------
                                                                                     (1,434.5)           (1,315.1)
-----------------------------------------------------------------------------------
Liabilities directly associated with assets held
for sale                                                                              (64.0)                 (28.1)
-----------------------------------------------------------------------------------
Total liabilities                                                               (2,487.9)            (2,218.1)
-----------------------------------------------------------------------------------
NET ASSETS                                                               2,035.0              2,254.8
=======================================================

Capital and reserves
Ordinary share capital                                                         65.1                    65.5
Share premium account                                                     659.4                  679.4
Own shares                                                                       (20.7)                 (18.9)
Capital redemption reserve                                               717.6                  718.8
Currency translation reserve                                             242.1                   313.7
Available-for-sale reserve                                                    0.2                     (0.2)
Retained profit                                                                 266.2                   379.5
------------------------------------------------------------------------------------
Shareholders' equity                                                      1,929.9                2,137.8
Minority interests                                                             105.1                   117.0
------------------------------------------------------------------------------------
Total Equity                                                                  2,035.0                2,254.8
=======================================================

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

                                                                                     6 months                       Year
                                                                                         ended                     ended
                                                                                      30 June           29 December
                                                                                          2007                       2007
                                                                                 US$ million             US$ million
--------------------------------------------------------------------------------------
Profit for the period                                                            135.0                     318.8
--------------------------------------------------------------------------------------
Net expense recognised directly in equity
Loss on available-for-sale investments                                       -                         (0.8)
Post employment benefits:
- Actuarial gain                                                                         -                        95.9
- Effect of the asset ceiling                                                        -                       (43.8)
Currency translation differences on foreign operations:
- Subsidiaries                                                                       (6.7)                    109.2
- Associates                                                                             -                          0.6
Gain/(loss) on net investment hedges                                      5.1                      (27.2)
Tax on items taken directly to equity                                      1.6                      (12.6)
Translation differences on change of presentation currency   49.6                       36.1
-------------------------------------------------------------------------------------
                                                                                          49.6                      157.4
--------------------------------------------------------------------------------------
Transfers from equity to the income statement
Gain realised on the sale of available-for-sale
investments                                                                             -                         (0.6)
Currency translation differences realised on the
sale of foreign operations                                                   24.1                        28.4
-------------------------------------------------------------------------------------
                                                                                         24.1                       27.8
-------------------------------------------------------------------------------------
Total recognised income and expense for the period         208.7                      504.0
========================================================

Attributable to:
- Equity shareholders                                                        195.5                     474.4
- Minority interests                                                             13.2                        29.6
-------------------------------------------------------------------------------------
                                                                                       208.7                      504.0
========================================================

RECONCILIATIONS OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                                                 6 months               Year
                                                                                                     ended              ended
                                                                                                  30 June   29 December
                                                                                                     2007                2007
                                                                                             US$ million     US$ million
-----------------------------------------------------------------------------------------
Shareholders' equity at the beginning of the period                       1,769.2           1,769.2
-----------------------------------------------------------------------------------------
Total recognised income and expense attributable
to equity shareholders                                                                    195.5             474.4
Dividends on ordinary shares                                                        (150.3)          (247.3)
Ordinary shares issued:
- Conversion of convertible cumulative preference shares                 109.7           130.0
- Exercise of employee share options                                                  2.4                2.4
Purchase of own shares                                                                     (4.1)             (6.9)
Cost of share-based incentives                                                            7.5              16.0
-----------------------------------------------------------------------------------------
Net addition to shareholders' equity during the period                       160.7           368.6
------------------------------------------------------------------------------------------
Shareholders' equity at the end of the period                                   1,929.9       2,137.8
===========================================================

SEGMENT INFORMATION

SIX MONTHS ENDED 30 JUNE 2007

                                                                                                                         Unallocated
                                                                   Industrial &             Building              corporate      Continuing       Discontinued
                                                                  Automotive             Products               activities        operations         operations           Total
                                                                  US$ million         US$ million          US$ million      US$ million       US$ million   US$ million
-----------------------------------------------------------------------------------------------------------------------------------------

Sales                                                                 2,159.0                 808.9                        -            2,967.9             157.6           3,125.5
-------------------------------------------------------------------------------------------------------------------------------------------
Segment result                                                      240.0                 114.6                        -               354.6                 2.2              356.8
Adjust for:
- Restructuring costs                                                 1.4                    1.8                         -                   3.2                  1.6                 4.8
- Disposals and exit of businesses                                 -                  (64.3)                       -               (64.3)                    -              (64.3)
- Amortisation of intangible assets
  arising on acquisition                                              1.6                      2.3                        -                   3.9                     -                3.9
- Share of results of associates                                 0.6                        -                          -                   0.6                    -                 0.6
- Unallocated corporate activities                                 -                        -                   (30.2)              (30.2)                   -              (30.2)
-------------------------------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                       243.6                 54.4                   (30.2)              267.8                 3.8             271.6
============================================================================================
Operating margin *                                                11.3%               6.7%                        -                 9.0%              2.4%                8.7%
============================================================================================

                                                                                                                                                  Other                      Total
                                                                          Power                Fluid         Fluid            Industrial &             Industrial &
                                                                Transmission              Power       Systems         Automotive             Automotive
                                                                  US$ million      US$ million   US$ million         US$ million            US$ million
----------------------------------------------------------------------------------------------------------------------------
Sales                                                                1,034.0             389.4             274.1                 461.5                  2,159.0
----------------------------------------------------------------------------------------------------------------------------
Segment result                                                     137.1               35.9               21.5                   45.5                     240.0
Adjust for:
- Restructuring costs                                                   -                 1.4                    -                         -                         1.4
- Amortisation of intangible assets
  arising on acquisition                                                -                  1.2                    -                      0.4                         1.6
- Share of results of associates                                    -                    -                  0.4                     0.2                         0.6
---------------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                    137.1               38.5                21.9                   46.1                      243.6
==================================================================================
Operating margin *                                               13.3%            9.9%              8.0%                 10.0%                   11.3%
==================================================================================

                                                                                                                                                Total
                                                                            Air Systems            Other Building            Building
                                                                            Components                   Products           Products
                                                                             US$ million                US$ million      US$ million
-----------------------------------------------------------------------------------------------------------
Sales                                                                             542.2                       266.7                 808.9
-----------------------------------------------------------------------------------------------------------
Segment result                                                                 44.6                         70.0                114.6
Adjust for:
- Restructuring costs                                                          1.8                             -                     1.8
- Disposals and exit of businesses                                         -                        (64.3)                (64.3)
- Amortisation of intangible assets arising on acquisition      2.3                               -                   2.3
-----------------------------------------------------------------------------------------------------------
Adjusted operating profit                                                 48.7                           5.7                  54.4
===================================================================================
Operating margin *                                                          9.0%                         2.1%                6.7%
====================================================================================

* Based on adjusted operating profit

SEGMENT INFORMATION

YEAR ENDED 29 DECEMBER 2007
                                                                                                                           Unallocated
                                                                   Industrial &             Building              corporate      Continuing       Discontinued
                                                                  Automotive             Products               activities        operations         operations           Total
                                                                  US$ million         US$ million          US$ million      US$ million       US$ million   US$ million
------------------------------------------------------------------------------------------------------------------------------------------
Sales                                                               4,312.7               1,573.4                          -            5,886.1                157.6        6,043.7
------------------------------------------------------------------------------------------------------------------------------------------
Segment result                                                     468.2                 155.7                          -               623.9                    2.1            626.0
Adjust for:                                                                -
- Restructuring costs                                             14.4                    12.2                       1.0                27.6                    1.6              29.2
- Disposals and exit of businesses                        (10.8)                  (65.2)                  (15.4)             (91.4)                      -              (91.4)
- Amortisation of intangible assets
  arising on acquisition                                             3.4                      3.8                          -                   7.2                      -                  7.2
- Gain on sale of available-for-sale
  investments                                                           0.6                        -                            -                  0.6                      -                  0.6
- Share of results of associates                                0.8                         -                            -                 0.8                       -                 0.8
- Unallocated corporate activities                               -                         -                      (39.0)            (39.0)                      -              (39.0)
--------------------------------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                    476.6                 106.5                       (53.4)           529.7                   3.7             533.4
=============================================================================================
Operating margin *                                              11.1%                  6.8%                           -               9.0%                 2.3%            8.8%
=============================================================================================

                                                                                                                                                  Other                      Total
                                                                          Power                Fluid         Fluid            Industrial &             Industrial &
                                                                Transmission              Power       Systems         Automotive             Automotive
                                                                  US$ million      US$ million   US$ million         US$ million            US$ million

-----------------------------------------------------------------------------------------------------------------------------
Sales                                                                 2,063.2             769.1          583.8                   896.6                     4,312.7
-----------------------------------------------------------------------------------------------------------------------------
Segment result                                                      260.4              60.0            51.0                      96.8                        468.2
Adjust for:
- Restructuring costs                                                 6.0                8.6             (0.2)                          -                         14.4
- Disposals and exit of businesses                            (0.2)                  -               2.8                   (13.4)                        (10.8)
- Amortisation of intangible assets
  arising on acquisition                                                  -                 2.4                -                        1.0                            3.4
- Gain on sale of available-for-sale
  investments                                                             0.6                   -                 -                          -                             0.6
- Share of results of associates                                     -                    -              0.6                      0.2                            0.8
------------------------------------------------------------------------------------------------------------------------------
Adjusted operating profit                                     266.8               71.0            54.2                     84.6                         476.6
====================================================================================
Operating margin *                                               12.9%              9.2%          9.3%                    9.4%                        11.1%
====================================================================================

                                                                                                                                                Total
                                                                            Air Systems            Other Building            Building
                                                                            Components                   Products           Products
                                                                             US$ million                US$ million      US$ million
-----------------------------------------------------------------------------------------------------------
Sales                                                                           1,083.6                       489.8           1,573.4
-----------------------------------------------------------------------------------------------------------
Segment result                                                                   91.3                        64.4              155.7
Adjust for:
- Restructuring costs                                                           7.4                           4.8                12.2
- Disposals and exit of businesses                                         -                          (65.2)             (65.2)
- Amortisation of intangible assets arising on acquisition       3.8                              -                  3.8
-----------------------------------------------------------------------------------------------------------
Adjusted operating profit                                              102.5                             4.0             106.5
========================================================================
Operating margin *                                                       9.5%                             0.8%              6.8%
=======================================================================

* Based on adjusted operating profit

Exhibit 10

TOMKINS PLC

RESULT OF AGM VOTING - 1 MAY 2008

All of the Resolutions proposed at the Tomkins Annual General Meeting held on 1
May 2008 were duly approved by shareholders.

The result of the Poll on each Resolution was as follows:-

         Resolution                            Total For (including                    Against                             Withheld
                                                           discretion)

                                                    No. of Votes   % of Vote        No.of Votes  % of Vote       No. of Votes

1. Report and Accounts              571,619,181      99.82%          1,056,306    0.18%               1,203,069

2. Remuneration Committee        458,945,703      87.25%         67,064,253   12.75%           47,854,600
report

3. Dividend                               572,614,492       99.99%                 48,147    0.01%              1,215,667

4. J. Nicol                                 570,230,750      99.59%           2,341,537    0.41%               1,306,269

5. D.H. Richardson                   565,206,949      98.71%           7,358,676    1.29%               1,298,681

6. J. McDonough                      570,695,450      99.68%          1,852,199    0.32%                1,317,318

7. L.M. Quinn                            570,753,980      99.69%          1,802,311    0.31%               1,308,676

8. J. Zimmerman                        567,798,507      99.17%          4,768,153    0.83%                1,312,307

9. Re-appoint auditors               562,275,853      99.91%            512,682    0.09%              11,091,820

10. Auditors' remuneration        564,067,287      99.85%            855,877    0.15%                8,956,780

11. Allotment of relevant           571,194,190      99.78%          1,285,823    0.22%               1,376,069
securities

12. Cancel US dollar                572,104,261      99.95%            285,863    0.05%               1,482,958
Preference Shares

13. Disapplication of                571,474,004      99.84%            891,219    0.16%                1,513,333
pre-emption rights

14. Purchase of own shares     572,066,974      99.93%            377,657    0.07%                1,434,163

15. Adopt new Articles of      570,829,796       99.73%          1,524,898    0.27%               1,517,751
Association

16. Redenominate Share         571,569,025      99.90%            585,105    0.10%            1,678,597
Capital

A copy of the Resolutions approved at the Annual General Meeting has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

D P Burton
Company Secretary
2 May 2008

Exhibit 11

TR-1:   notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	08 May 2008
6. Date on which issuer notified:	09 May 2008
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary 5P ISIN Code GB0008962655	N/A	N/A	47,484,996	N/A	46,505,135	N/A	5.28%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
46,505,135	5.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited	46,196,788 (5.24%)
Schroder & Co Limited	308,347 (0.04%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit 12

Tomkins plc

22 May 2008

TOMKINS PLC

REDENOMINATION OF SHARE CAPITAL
Tomkins plc (the "Company") announces the redenomination of the Company's share capital. As a result of the redenomination, which was approved at the Company's Annual General Meeting on 1 May 2008, each ordinary share with a nominal value of 5p in existence as at 6.00 p.m. yesterday has been cancelled and replaced with one ordinary share with a nominal value of 9 US cents. Therefore, the Company's capital consists of
88
4
,
151
,
772 ordinary shares with a nominal value of 9 US cents each (including shares held in treasury).
The ordinary shares will continue to be quoted on the London Stock Exchange and settled in sterling. The ADRs listed on the New York Stock Exchange will continue to represent four ordinary shares and will be quoted on the New York Stock Exchange in US dollars. The ISIN of the Company's ordinary shares remains the same:
GB0008962655.

D P Burton

Company Secretary

Tomkins plc

Tel. +44 (0)20 8871 4544

Exhibit 13

30 May 2008

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 3,105,709 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,046,063.

The above figure (881,046,063) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 14

Investor site visit to Karvina, Czech Republic

Tomkins is today hosting a site visit at its Eastern European Fluid Power facility in
Karvina
 in
the
Czech

Republic
.

Gates' management will make presentations on the business to provide investors with an overview of the Gates Fluid Power business. The presentations will be followed by a plant tour.

N
o material new information or update on trading
will be
 provided
.

The slides from the presentations will be available from 7am on the Tomkins website at
www.tomkins.co.uk
 .

Notes to the editors:
The site visit takes place in
Karvina
, the third largest city in the
Czech

Republic
. The
Karvina
 facility forms part of the Gates' Fluid Power business and manufactures primarily couplings and hose assemblies.
 The facility was founded in 2005 and now has over 300 employees.

Exhibit 15

18 June 2008

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 1 May
2008, it purchased 310,000 of its Ordinary shares of 9 US cents each ("shares")
on 18 June 2008 at a price of 167.0368 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 3,415,709 of its shares in Treasury and has 880,736,063 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

END

Exhibit 16

Tomkins plc sells Stant Corporation

Tomkins plc announces today that it has sold
its
Stant
Corporation to H.I.G. Capital, LLC, a
U.S.
 based private equity group.

Stant
Corporation designs and manufactures

fuel system and vapor emission control products for
automotive
and industrial applications, including
fuel
 caps and capless systems
, radiator and oil filler caps, vapor
control
 valves
, and carbon canisters.
In addition, Stant
Corporation manufactures
 a broad line of cooling system components
,
 including thermostats and
related products, through its subsidiary
 Standard-Thomson
 Corporation
.
The business is headquartered in
Connersville
,
Indiana
.

In
 2007, Stant Corporation had annual sales and gross assets of $179 million
 and
$95 million respectively.

The sale of
Stant Corporation
is in accordance with Tomkins' strategy to dispose of businesses that are non-core to the Group.

James Nicol, Chief Executive Officer of Tomkins, commented:
"
We previously
 announced our intention to dispose of businesses that we identified as non-core to the future development of the Tomkins Group. I am pleased with the deal we have reached for the disposal of
Stant Corporation
. This is the
fourth
disposal and shows
good progress against our stated objective to reshape our portfolio and focus on businesses that address attractive technological areas such as fuel economy and emissions.
"

Notes to editors
Tomkins is a global engineering and manufacturing group with market and technical leadership across two business groups: Industrial & Automotive and Building Products. Tomkins plc's ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.

Enquiries
Investors: Nina Delangle / Valerie Pariente Tomkins Corporate Communications Tel +44 (0) 20 8877 5153 ir@tomkins.co.uk	Media: Rollo Head / Robin Walker Finsbury Tel +44 (0) 20 7251 3801 rollo.head@finsbury.com

Cautionary statement regarding forward-looking statements
Forward-looking statements are identified by the words "expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement (in relation to the outlook for 2008), are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit 17

Tomkins plc acquires Trion Inc.

Tomkins plc announces today that it has
acquired Trion Inc., a manufacturer of commercial, industrial and residential indoor air quality products from Fedders Corporation for a gross consideration of $25 million as part of a court approved bankruptcy transaction.

Trion Inc. is headquartered in
Sanford
,
North Carolina
, with state-of-the-art manufacturing facilities there and in
Suzhou
,
China
. Trion Inc. is an industry leader in the design and manufacture of indoor air quality products under brand names such as Envirco
®
, Trion
®

and Herrmidifier
®
. The business had annual sales of $31.8 million and gross assets of $39.7 million in 2007 and will form part of Tomkins' Air Systems Components group.

James Nicol, Chief Executive Officer of Tomkins, commented:
"
I am pleased with the acquisition of Trion Inc., which reinforces our strategy of growing both domestically and internationally in new product segments. This acquisition will enhance Air Systems Components' product offering in the important green building and energy efficiency space.
"

Notes to editors
Tomkins is a global engineering and manufacturing group with market and technical leadership across two business groups: Industrial & Automotive and Building Products. Tomkins plc's ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.

Enquiries
Investors: Nina Delangle / Valerie Pariente Tomkins Corporate Communications Tel +44 (0) 20 8877 5153 ir@tomkins.co.uk	Media: Rollo Head / Robin Walker Finsbury Tel +44 (0) 20 7251 3801 rollo.head@finsbury.com

Cautionary statement regarding forward-looking statements
Forward-looking statements are identified by the words "expect", "believe", "intend", "anticipate", "estimate", "will", "may", "could", "should" and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement (in relation to the outlook for 2008), are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group's operations include, but are not limited to, those described in the Company's Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Exhibit 18

30 June 2008

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 3,415,709 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 880,736,063.

The above figure (880,736,063) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 19
TR-1:
  notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Invesco Limited
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 July 1008
6. Date on which issuer notified:	18 July 2008
7. Threshold(s) that is/are crossed or reached:	From 5 % to 4%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary USD 0.09 Shares ( GB0008962655 )	48,647,512	48,647,512	43,431,651		43,431,651		4.93%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
43,431,651	4.9 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
AIM Trimark - 39,136,127 Powershares - 4,294,972 Atlantic Trust Company N.A. - 552

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	D P Burton, Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0)20 8871 4544

Exhibit 20

31 July 2008

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 28 July 2008, movements were registered in its Treasury Shares account, resulting in the transfers for nil consideration of 256,542 of its own ordinary shares to group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfers on 30 July 2008.

Following the transfer, the Company holds 3,159,167 shares in Treasury and has 880,992,605 shares in issue (excluding Treasury shares).

D P
Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 21
31
 Ju
ly
 2008

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 3,
159,167
 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 880,
992,605
.

The above figure (880,
992,605
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P
Burton

Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

Exhibit 22

TR-1:

notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tomkins P LC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisitio n or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to w hich voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Aberdeen Asset Management PLC 's Fund Management Operating Subsidiaries
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27/08/2008
6. Date on which issuer notified:	28/08/ 200 8
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
GB 0 0 08962655	43,746,557	43,746,557			44,116,557		5%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
N umber of voting rights	% of voting rights
44,116,557	5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	D P Burton , Company Secretary, Tomkins plc
15. Contact telephone number:	+44 (0) 20 8871 4544

Exhibit 14
Investor and analyst site visit to Schrader Electronics facility,
Northern Ireland

Tomkins is today hosting a site visit at its
Schrader Electronics facilities in Antrim and Carrickfergus in
Northern Ireland
.

Senior management will give a number of presentations on the Schrader Electronics business, followed by a guided plant tour
 of both facilities
.

N
o material new information or update on trading
will be
 provided
.

The slides from the presentations will be available from 7am on the Tomkins website at
www.tomkins.co.uk
 .

Notes to the editors:
Schrader Electronics is
the market leader in the production of remote tyre pressure monitoring systems and is headquartered in
Antrim
,
Northern Ireland
.

The business
forms part of Tomkins plc's Industrial and Automotive group
 and has over 1,000 employees.
 Schrader Electronics has three manufacturing facilities: two in
Northern Ireland
 and one in the
US
.

Exhibit 24

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director ALAN POWER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest BENEFICIAL INTEREST -ALAN POWER	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS ("ADRS") REPRESENTING ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them GUARANTY NOMINEES LIMITED	8.	State the nature of the transaction MARKET PURCHASE OF ADRS

9.	Number of shares, debentures or financial instruments relating to shares acquired 31,800 ADRS REPRESENTING 127,200 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.01444%

11.	Number of shares, debentures or financial instruments relating to shares disposed NOT APPLICABLE	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

13.	Price per share or value of transaction 20,900 ADRS AT US$10.8628 EACH 5,000 ADRS AT US$10.81 EACH 5,900 ADRS AT US$10.78 EACH	14.	Date and place of transaction 17 AND 18 SEPTEMBER 2008, NEW YORK, USA

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	31,800 ADRS REPRESENTING 127,200 ORDINARY SHARES 0.01444%		19 SEPTEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 19 SEPTEMBER 2008

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 25

23 September 2008

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 1 May
2008, it purchased 210,000 of its Ordinary shares of 9 US cents each ("shares")
on 23 September 2008 at a price of 159.9 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 3,369,167 of its shares in Treasury and has 880,782,605 shares in issue (excluding Treasury shares).

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

END

Exhibit 26

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

(2 REPORTS)

REPORT 1

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director JOHN BOHENICK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest BENEFICIAL INTEREST - JOHN BOHENICK	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them JOHN BOHENICK	8.
State the nature of the transaction
AWARD OF SHARES UNDER THE TOMKINS ANNUAL BONUS INCENTIVE PLAN.
CASH WAS USED FROM PART OF THE PARTICIPANT'S BONUS EARNED FOR THE SECOND QUARTER OF THE 2008 CALENDAR YEAR TO PURCHASE SHARES WHICH FORM THE AWARD.

9.	Number of shares, debentures or financial instruments relating to shares acquired 15,753 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00179%

11.	Number of shares, debentures or financial instruments relating to shares disposed NOT APPLICABLE	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE

13.	Price per share or value of transaction 159.90 PENCE PER SHARE	14.	Date and place of transaction 23 SEPTEMBER 2008, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 3 32,031 ORDINARY SHARES 0.03770%	16.	Date issuer informed of transaction 23 SEPTEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 24 SEPTEMBER 2008

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

REPORT 2

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer TOMKINS PLC	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).
(i)

3.	Name of person discharging managerial responsibilities/director TERRY O'HALLORAN	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest BENEFICIAL INTEREST - TERRY O'HALLORAN	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 9 US CENTS EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them TERRY O'HALLORAN	8.
State the nature of the transaction
AWARD OF SHARES UNDER THE TOMKINS ANNUAL BONUS INCENTIVE PLAN.
CASH WAS USED FROM PART OF THE PARTICIPANT'S BONUS EARNED FOR THE SECOND QUARTER OF THE 2008 CALENDAR YEAR TO PURCHASE SHARES WHICH FORM THE AWARD.

9.	Number of shares, debentures or financial instruments relating to shares acquired 4,290 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00049%

11.	Number of shares, debentures or financial instruments relating to shares disposed NOT APPLICABLE	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) NOT APPLICABLE
13.	Price per share or value of transaction 159.90 PENCE PER SHARE	14.	Date and place of transaction 23 SEPTEMBER 2008, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 371,641 ORDINARY SHARES 0.04219%	16.	Date issuer informed of transaction 23 SEPTEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries
	NONE		DENISE BURTON COMPANY SECRETARY +44 (0)20 8871 4544

Name of authorised official of issuer responsible for making notification DENISE BURTON - COMPANY SECRETARY - TOMKINS PLC Date of notification: 24 SEPTEMBER 2008

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Exhibit 27
30 September 2008

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,151,772 Ordinary shares with voting rights. The Company holds 3,369,167 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 880,782,605.

The above figure (880,782,605) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

D P Burton
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

End.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:   01 October, 2008

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary